Exhibit 99.2

Option Exchange Proposal Announcement

Today, Savvis filed its proxy statement for the 2009 Annual Meeting, which included a proposal to authorize a stock option exchange program for eligible employees. The 2009 Annual Meeting is scheduled for May 19, 2009. We recognize that about 35 percent of our employees have at least some stock options that are underwater (i.e., have an exercise price higher than the current market price of our common stock). As a result, we plan to offer our employees the opportunity to exchange eligible options, if the proposal is approved by our stockholders.

Here is how the employee option exchange program will work, if approved by our stockholders:

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The options eligible for exchange will be those granted at least 12 months prior to the commencement of the exchange offer (anticipated to be May 29, 2009) and with an exercise price above the 52-week-high closing price at the commencement of the exchange offer, which is anticipated to be $17.85 if the exchange offer is commenced May 29, 2009.

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This will be a voluntary exchange program on a value-for-value basis (see Glossary). Employees will be able to exchange all of an eligible existing option grant for a pre-determined number of new options.

•	The offer period is expected to begin May 29, 2009, and will end at a specified time on June 26, 2009, unless Savvis is required or opts to extend the offer period.

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Based on this expected timeline, employees will be able to exchange their underwater options for new options with a strike price equal to the closing price of our stock on the date the new options are granted, which is anticipated to be June 29, 2009, however, this date may change.

•	The new options will have a new vesting schedule:

o	Options already vested at the commencement of the offer period will be exchanged for new options due to vest six months after the grant of the new options.

o	Unvested options at the commencement of the vesting period will be exchanged for new options with a three year vesting schedule. One-third will vest on each anniversary of the grant date, which is anticipated to be June 29, 2009, however, this date may change.

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Savvis employees in the United States and United Kingdom with eligible options are eligible to participate. We are not able to offer the exchange program to others due to legal, tax and other constraints.

•	This option exchange program has been approved by our Board of Directors and is subject to stockholder approval at the Annual Meeting on May 19, 2009.

Subject to stockholder approval, at the commencement of the exchange offer, a Fidelity-hosted website will be available with additional information and details on the exchange offer. As set forth in our proxy statement that was filed with the Securities and Exchange Commission, the following table is an example of what the exchange ratios might look like at a $7.00 exchange price. An updated chart will be prepared prior to the commencement of the option exchange offer.

If the Exercise Price of an Eligible Option Is:	The Exchange Ratio Would Be (Eligible Option to New Stock Option):
$17.85 – $20.69	1.6-to-1
$20.70 – $22.19	1.7-to-1
$22.20 - $29.12	1.9-to-1
$29.13 - $31.99	2.1-to-1
$32.00 – $35.09	2.2-to-1
$35.10 - $38.94	2.3-to-1
$38.95 - $47.99	2.8-to-1
$48.00 – $49.94	2.9-to-1
$49.95 - $55.30	3.0-to-1
Above $55.30	12.8-to-1

If you are interested in learning more about this employee-only stock option exchange, we encourage you to read our related SEC filings when they become available.

The option exchange offer described in this communication has not been launched. When the option exchange offer begins, Savvis will provide employees with a tender offer statement and other written materials explaining the terms and timing of the option exchange offer. You will be able to obtain these materials and other documents filed by Savvis with the Securities and Exchange Commission (SEC) free of charge from the SEC’s website at www.sec.gov. These materials will also be available free of charge at a Fidelity-hosted website, which Savvis will launch to assist with the option exchange. Once they become available, eligible option holders should read these materials carefully, as they will contain important information about the option exchange offer. We anticipate you will receive e-mail notification regarding these materials on or about May 29, 2009 if stockholder approval is obtained at our 2009 Annual Meeting on May 19, 2009.